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The following companies are wholly-owned subsidiaries of M2Direct, Inc.:

1.     Control Group, Ltd., a Delaware corporation
2.     Genesis Direct, Inc., a Georgia corporation
3.     Aberdeen Marketing Group, Inc., a Georgia corporation
4.     UST, Inc., a Georgia corporation
5.     DeskGate Technologies, Inc., a Delaware corporation